Exhibit 99.1

Press Release	February 23, 2017

CNOVA N.V.
2016 Financial Results

AMSTERDAM, February 23, 2017, 07:45 CET — Cnova N.V. (NASDAQ & Euronext in Paris: CNV; ISIN: NL0010949392) (“Cnova” or the “Company”) today announced its financial results for the fourth quarter and full year of 2016.(1)

•                  GMV: €3.0 billion (+14%, like-for-like)

•   Marketplace share at 31.4% (+332 bp)

•   Orders: +23%

•                  Net sales: €1.9 billion (+11%, l-f-l)

•   Marketplace commissions: +38%

•                  Gross profit: €255 million (+11%)

•   Gross margin: 13.8% (+55 bp)

•                  Operating EBIT swings positive at Cdiscount: €5 million (vs -€4 million in 2015)

•   CD EBIT margin: 0.2% (+48 bp)

•                  Net cash position: €178 million at  December 31, 2016

•                  Traffic: 842 million visits (+11%)

•   Mobile share of traffic: 53% (+503 bp); visits up by 22%

•                  Active customers: 8.2 million (+13%)

•   Cdiscount à volonté (CDAV) subscribers: +102%

Key figures	Full Year(1)		Change
€ million	2016	2015	Reported		L-F-L(2)
GMV	2,994.3	2,709.3	+10.5%		+13.6%
Net sales	1,855.7	1,737.2	+6.8%		+10.7%
Gross profit	255.3	229.4	+11.3%
Gross margin	13.8%	13.2%	+55	bp
SG&A	(258.1)	(252.3)	+2.3%
Operating EBIT	(2.8)	(22.9)	-87.7%
Cdiscount	4.6	(4.1)
Net profit/(loss) (from continuing activities)	(69.4)	(87.7)	-20.8%
Adjusted EPS (from continuing activities)	(0.11)	(0.12)

(1)              Ernst & Young have substantially completed their audit of the annual financial statements and their audit report is currently being prepared. In accordance with IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), all figures have been adjusted as of January 1, 2015, to reflect: i) the merger of Cnova Brazil into Via Varejo on October 31, 2016, ii) the sale or closure of Cdiscount Cameroun, Cdiscount Colombia, Cdiscount Côte d’Ivoire, Cdiscount Ecuador, Cdiscount Panama, Cdiscount Sénégal, Cdiscount Thailand and Cdiscount Vietnam, and iii) the sale of the specialty site MonShowRoom. The results from these activities are reported under net profit/(loss) from discontinued operations.

(2)              Like-for-like: includes adjustments related to i) the sale or closure in 2016 of the specialty sites Comptoir des Parfums, Comptoir Santé and MonCornerDéco, and ii) the voluntary pullback of B2B sales initiated in the 3rd quarter of 2016.

2016 Financial Performance

Gross merchandise volume (GMV) totaled €3.0 billion, an increase of 13.6% versus 2015 on a like-for-like (l-f-l) basis (please see Footnote 2 on Page 1). On a reported basis, GMV rose 10.5% compared to 2015.

This progression is explained by:

•                  Dynamic traffic: increase of 10.8% year-on-year (y-o-y), driven by a growing mobile share: +503 basis points to 53% in 2016 (up to 56% in December). Mobile visits rose by 22%, and the mobile conversion rate increased by more than 30 basis points on a yearly basis. In 2016, Cdiscount posted the strongest SEO progression in the French e-commerce sector according to Yooda;

•                  Strong growth of orders and number of items sold: y-o-y increases of 23.2% and 22.1%, respectively;

•                  Expanding marketplace share of total GMV: increase to 31.4% (+332 basis points y-o-y) due to: i) good performance of home, fashion and hi-tech categories, ii) increase in the number of marketplace sellers and product offerings, up by 20% and 48%, respectively, iii) continuous improvement in the quality of marketplace vendors in terms of customer service levels, aided by the development of Cdiscount fulfillment services to vendors;

•                  Growing number of active customers: y-o-y increase of 13% to 8.2 million at the end of 2016. Membership of Cdiscount à volonté (CDAV), Cdiscount’s loyalty program whose members purchase at a higher frequency than non-CDAV customers, more than doubled at the end of 2016 compared to the end of 2015.

Net sales totaled €1.9 billion in 2016, up 10.7% on a l-f-l basis compared to 2015 (+6.8% on a reported basis). Home furnishings and household appliances accounted for 45% of direct sales, while hi-tech items (AV and smartphones) and IT goods represented 36% of direct sales. Marketplace commissions increased significantly by 38% y-o-y.

Gross profit was €255 million with a corresponding margin of 13.8% (+55 basis points y-o-y). This improvement resulted primarily from an expanding marketplace contribution as well as consumer financing service fees.

SG&A costs amounted to €(258) million and were 13.9% of net sales (compared to -€252 million, 14.5% of net sales, in 2015):

•                  At Cdiscount, SG&A was €(251) million (13.5% of net sales vs. 13.4% in 2015). The decrease in fulfillment costs was offset by increases in on- and offline marketing expenses, G&A costs as well as tech and content costs.

As a result, operating EBIT totaled €(3) million compared to €(23) million last year.

•                  Cdiscount: operating EBIT increased €9 million to €5 million.

The operating loss reported for 2016 amounted to €(26) million (compared to an operating loss of €(55) million in 2015).

•                  Cdiscount’s operating loss reduced by two-thirds to €(11) million.

Net financial expense was €(31) million and included the interest expense associated with the factoring costs from Cdiscount’s consumer financing plan.

Net loss from continuing operations amounted to €(69) million with an adjusted EPS of €(0.11).

Net result from discontinued operations amounted to €150 million, and presented an adjusted EPS excluding non-recurring items of €(0.41), and mainly consisted of: i) the gain related to the transfer of Cnova Brazil to Via Varejo in the 4th quarter for €546 million, ii) Cnova Brazil cumulative net result of €(220) million as of October 31, 2016 (date of the transfer to Via Varejo), and iii) €(178) million of exchanges losses related to Cnova Brazil previously recorded in equity.

Cash Management:

Free cash flow was €(22.9) million of which €(7.5) million from Cdiscount.

•                  Net cash from continuing operating activities amounted to €21 million and included a change in operating working capital of €22 million.

•                  Capex (purchase of property, equipment and intangible assets) was €(44) million, or 2.4% of net sales.

Net financial cash position at December 31, 2016 was €178 million.

Customer offer and service enhancements during 2016 centered on improvement of existing and development of new services, including:

•                  large items (> 30 kgs): same-day delivery Monday through Saturday;

•                  small items (< 30 kgs): delivery 7 days a week as well as by appointment;

•                  marketplace vendor fulfillment services (logistics and customer relations are handled directly by Cdiscount);

•                  the strengthening of Cdiscount’s competitive position thanks to the implementation of a centralized purchasing platform, “MaNo,” by Groupe Casino and Groupe Conforama;

•                  the launches of several new innovative services:

•                  Cstream, Cdiscount’s multimedia streaming service;

•                  Cdiscount Mobile, Cdiscount’s price competitive 4G mobile telephone service;

•                  Cdiscount Cloud, unlimited photo storage plus 20 Go of video, music and document storage at no charge for CDAV customers;

•                  Cdiscount Express (previously Alimentaire Express), Cdiscount’s 1½ hour delivery service in and around Paris, free by appointment for CDAV members;

•                  the introduction of daily private sale offers to CDAV customers.

2016 perimeter changes:

Over the course of 2016, the Company has undergone a significant reconfiguration resulting in streamlined, more efficient operations. Perimeter changes include the:

•                  sale of Cdiscount Thailand and Cdiscount Vietnam;

•                  closure of overseas sites Cdiscount Cameroun, Cdiscount Côte d’Ivoire, Cdiscount Sénégal and Cdiscount Colombia; and

•                  merger of Cnova Brazil into Via Varejo.

As a result, 2015 and 2016 consolidated net profit/(loss) from continuing operations and KPIs exclude the activities of these business units.

4th Quarter 2016 Highlights

GMV amounted to €943 million for the 4th quarter 2016 (+11.3% l-f-l compared to the same period in 2015) and was boosted by a record breaking Black Friday in November.

•                  The 4th quarter 2016 marketplace share of total GMV increased 362 basis points in 2016 and reached 31.4% compared to 27.8% in 2015. Fulfillment by Cdiscount continues to make progress: the share of marketplace GMV fulfilled by Cdiscount rose from 3% in December 2015 to 9% in December 2016.

Net sales totaled €584 million in the 4th quarter 2016 (+7.8% l-f-l). All product categories benefited from Black Friday operations (up 80% compared to 2015), which also contributed to the traffic’s site dynamism.

Gross profit totaled €75 million (+8.5% y-o-y) with a corresponding gross margin of 12.9% (+74 basis points).

Operating EBIT amounted to €1 million compared to €(2) million in 2015. 4th quarter 2016 operating EBIT at Cdiscount was €4 million.

Net loss from continuing operations amounted to €(19) million with an adjusted EPS of €(0.04).

Net result from discontinued operations amounted to €341 million and presented an adjusted EPS excluding non-recurring items of €(0.07) and mainly consisted of: i) the gain related to the transfer of Cnova Brazil to Via Varejo in the 4th quarter for €546 million, ii) Cnova Brazil monthly net result of €(17) million as of October 31, 2016 (date of the transfer to Via Varejo), and iii) €(178) million of exchanges losses related to Cnova Brazil previously recorded in equity.

Outlook

Cdiscount is working to improve its market positions as well as reinforce and develop its customer offer and service enhancements through:

•                  The expansion of CDAV offers (number of available product offerings, promotional events, private sales) and client base with a targeted growth of high double digit;

•                  Increased product assortment variety and expansion of the home furnishings category;

•                  Continuous, accelerated increase of marketplace vendors’ quality and quantity;

•                  Acceleration of marketplace profitability (take rate through additional services offered to vendors) and fulfillment services;

•                  Growth and development of innovative financial and other services;

•                  Further improvement of customer satisfaction and service levels on Cdiscount’s site and app.

***

NASDAQ Delisting

The Company filed Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) on February 21, 2017, to initiate voluntary delisting of its ordinary shares, par value €0.05 per share (the “ordinary shares”), from the NASDAQ and to terminate the registration of the ordinary shares under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Delisting of the ordinary shares from the NASDAQ is expected to become effective on March 3, 2017.  The Company also intends to file a Form 15 with the SEC on or about March 3, 2017, to suspend its U.S. public reporting obligations under the Exchange Act.

The Company’s ordinary shares will continue to be listed on the Euronext Paris for the time being.

***

About Cnova N.V.

Cnova N.V., one of the leading e-Commerce companies in France, serves 8.2 million active customers via its state-of-the-art website, Cdiscount. Cnova N.V.’s product offering of more than 20 million items provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

This press release contains forward-looking statements. Such forward-looking statements may generally be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases.  Examples of forward-looking statements include, but are not limited to, statements made regarding the possibility, timing and other terms and conditions of the proposed transaction and the related offer by Cnova’s controlling shareholder Casino for the outstanding shares of Cnova.  The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the effect of the  reorganization between Cnova Brazil, Via Varejo and Cnova on the ability of Cnova to retain and hire key personnel, maintain relationships with its customers and suppliers, and maintain its operating results and business generally; the outcome of any legal proceedings that may be instituted against Cnova and others relating to the reorganization between Cnova Brazil, Via Varejo and Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on Form 20-F for the year ended December 31, 2015,  filed with the SEC on July 22, 2016, and other documents filed with or furnished to the SEC. Any forward-looking statements made in this press release speak only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

***

Cnova Investor Relations Contact: Cnova N.V. Head of Investor Relations +31 20 795 06 71 investor@cnova.com	Media Contact: Cnova N.V. Head of Communications + 31 20 795 06 76 directiondelacommunication@cnovagroup.com

Annexes

Annex A - Cnova N.V. (1)

Consolidated Financial Statements

Consolidated Income Statement	Full Year				4th Quarter
€ millions	2016	2015	Change		2016	2015	Change
Net sales	1,855.7	1,737.2	+6.8%		584.1	571.3	+2.2%
Cost of sales	(1,600.4)	(1,507.8)	+6.1%		(508.8)	(501.8)	+1.4%
Gross profit	255.3	229.4	+11.3%		75.3	69.4	+8.5%
% of net sales (Gross margin)	13.8%	13.2%	+55	bp	12.9%	12.2%	+74	bp
SG&A(2)	(258.1)	(252.3)	+2.3%		(74.1)	(71.7)	+3.3%
% of net sales	-13.9%	-14.5%	+61	bp	-12.7%	-12.5%	-14	bp
Fulfillment	(125.7)	(136.2)	-7.7%		(34.2)	(37.8)	-9.6%
Marketing	(33.2)	(23.9)	+38.9%		(11.2)	(7.4)	+51.8%
Technology and content	(55.8)	(47.6)	+17.2%		(15.5)	(13.0)	+19.7%
General and administrative	(43.4)	(44.6)	-2.7%		(13.1)	(13.5)	-2.7%
Operating EBIT(3)	(2.8)	(22.9)	-87.7%		1.3	(2.2)	-157.4%
% of net sales	-0.2%	-1.3%	+ 117	bp	+0.2%	-0.4%	+60	bp
Other expenses	(22.7)	(32.6)	-30.2%		(5.7)	(12.0)	-52.7%
Operating profit/(loss)	(25.5)	(55.5)	-54.0%		(4.4)	(14.2)	-69.0%
Net financial income/(expense)	(31.0)	(16.2)	+91.3%		(4.4)	(11.0)	-60.3%
Profit/(loss) before tax	(56.6)	(71.7)	-21.1%		(8.8)	(25.2)	-65.2%
Income tax gain/(expense)	(12.9)	(16.0)	-19.6%		(10.5)	(13.2)	-20.4%
Net profit/(loss) from continuing operations	(69.4)	(87.7)	-20.8%		(19.3)	(38.4)	-49.8%
Net profit/(loss) from discontinued operations	150.4	(171.3)	-187.8%		341.0	(104.5)	-426.4%
Net profit/(loss) for the period	81.0	(259.0)	-131.2%		321.8	(142.9)	-325.3%
% of net sales	4.4%	-14.9%			55.1%	-25.0%
Attributable to Cnova equity holders (incl. discontinued)	87.1	(244.2)			321.5	(138.6)
Attributable to non-controlling interests (incl. discontinued)	(6.1)	(14.8)			0.3	(4.2)
Adjusted EPS (€) from continuing operations	(0.11)	(0.12)			(0.04)	(0.06)
Adjusted EPS (€) from discontinued operations (4)	(0.41)	(0.34)			(0.07)	(0.21)
Adjusted EPS (€)	(0.52)	(0.46)			(0.11)	(0.27)

(1)         In accordance with IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), all figures have been adjusted as of January 1, 2015, to reflect: i) the merger of Cnova Brazil into Via Varejo on October 31, 2016, ii) the sale or closure of Cdiscount Cameroun, Cdiscount Colombia, Cdiscount Côte d’Ivoire, Cdiscount Ecuador, Cdiscount Panama, Cdiscount Sénégal, Cdiscount Thailand and Cdiscount Vietnam, and iii) the sale of the specialty site MonShowRoom. The results from these activities are reported under net profit/(loss) from discontinued operations.

(2)         SG&A: selling, general and administrative expenses.

(3)         Operating EBIT: operating profit/(loss) from ordinary activities.

(4)         Adjusted EPS: earnings per share, excluding non-recurring items, therefore excluding in FY 2016 and Q4 2016 the gain related to the transfer of Cnova Brazil to Via Varejo.

Consolidated Balance Sheet At December 31 (€ millions)	2016	2015

ASSETS

Cash and cash equivalents	15.3	400.8
Trade receivables, net	91.1	129.7
Inventories, net	224.8	415.0
Current income tax assets	1.3	0.8
Other current assets, net	346.2	195.4
Total current assets	678.7	1,141.6

Other non-current assets, net	4.6	23.6
Deferred tax assets	—	11.6
Property and equipment, net	15.3	33.5
Intangible assets, net	71.9	116.9
Goodwill	56.5	391.4
Total non-current assets	148.4	577.0

TOTAL ASSETS	827.1	1,718.7

EQUITY AND LIABILITIES

Current provisions	6.8	7.5
Trade payables	575.0	1,216.0
Current financial debt	93.6	132.2
Current tax liabilities	46.4	51.2
Other current liabilities	110.7	178.5
Total current liabilities	832.5	1,585.4

Non-current provisions	12.1	11.8
Non-current financial debt		14.8
Other non-current liabilities	2.1	8.6
Total non-current liabilities	14.2	35.2

Share capital	17.2	22.1
Reserves, retained earnings and additional paid-in capital	(35.7)	83.4
Equity attributable to equity holders of Cnova	(18.5)	105.5
Non-controlling interests	(1.2)	(7.4)
Total equity	(19.7)	98.1

TOTAL EQUITY AND LIABILITIES	827.1	1,718.7

Consolidated Cash Flow Statement	Last Twelve Months		Last Three Months
at December 31 (€ millions)	2016	2015	2016	2015
Net profit/(loss) from continuing operations	(69.6)	(87.1)	(19.8)	(38.2)
Net profit/(loss), attributable to non-controlling interests	0.2	(0.7)	0.5	(0.2)
Net profit (loss) for the period excl. discontinued operations	(69.4)	(87.7)	(19.3)	(38.4)
Depreciation and amortization expense	20.6	20.7	4.6	6.5
(Income) expenses on share-based payment plans	0.1	0.3	—	0.1
(Gains) losses on disposal of non-current assets and impairment of assets	6.1	13.4	(1.2)	5.4
Other non-cash items	0.5	0.9	—	—
Financial expense, net	31.0	16.2	4.4	11.0
Current and deferred tax (gains) expenses	12.9	16.0	10.5	13.2
Income tax paid	(2.1)	(2.9)	(0.3)	(1.9)
Change in operating working capital	21.6	36.9	170.8	189.3
Inventories of products	19.3	(35.3)	1.2	(17.6)
Trade payables	(37.3)	32.9	143.2	218.8
Operating payables	12.0	1.6	29.4	32.5
Trade receivables	35.2	1.9	(11.7)	(37.6)
Other	(7.6)	35.8	8.6	(6.8)
Net cash from/(used in) continuing operating activities	21.1	13.8	169.6	185.2
Net cash from/(used in) discontinued operating activities	(585.5)	(2.4)	(200.1)	221.4
Purchase of property, equipment & intangible assets	(44.0)	(42.1)	(20.6)	(9.3)
Purchase of non-current financial assets	(2.0)	(0.9)	(1.4)	(0.6)
Proceeds from disposal of prop., equip., intangible assets	0.6	2.5	0.4	2.4
Proceeds from disposal of non-current financial assets	—	2.2	—	—
Movement of perimeter, net of cash acquired	21.0	5.6	21.0	—
Investments in entities	(3.0)	—	—	—
Changes in loans granted (including to related parties )	106.5	65.9	106.5	4.2
Net cash from/(used in) continuing investing activities	78.9	33.2	105.8	(3.3)
Net cash from/(used in) discontinued investing activities	25.1	(18.7)	36.4	1.5
Transaction with owners of non-controlling interests	—	(18.6)	—	(5.4)
Additions to financial debt	(7.4)	1.3	(13.7)	1.3
Repayments of financial debt	(10.2)	—	(3.1)	1.2
Changes in loans received	(275.0)	(8.0)	(476.8)	(241.8)
Interest paid, net	(31.7)	(15.1)	(5.8)	(10.8)
Net cash from/(used in) continuing financing activities	(324.3)	(40.3)	(499.4)	(255.5)
Net cash from/(used in) discontinued financing activities	137.5	(33.6)	(6.7)	(13.2)
Effect of changes in foreign currency translation adjustments from continuing operations	—	—	—	—
Effect of changes in foreign currency translation adjustments from discontinued operations	259.6	(133.4)	203.8	(34.0)
Change in cash and cash equivalents from continuing operations	(224.3)	6.7	(224.0)	(73.5)
Change in cash and cash equivalents from discontinued operations	(163.3)	(188.0)	33.4	175.7
Cash and cash equivalents, net, at period begin	391.8	573.2	194.9	289.7

Cash and cash equivalents, net, at period end	4.2	391.8	4.2	391.8

Annex B - Cdiscount

Additional Financial Information

Cdiscount	Full Year
€ million	2016	2015	Change
GMV(1)	2,994.3	2,709.3	+10.5%
Net sales	1,855.7	1,737.2	+6.8%
Gross profit	255.3	229.4	+11.3%
Gross margin(2)	13.8%	13.2%	+55	bp
SG&A(3)	(250.7)	(233.5)	+7.4%
Operating EBIT(4)	4.6	(4.1)	-211.7%
Operating EBIT margin	0.2%	-0.2%	+48	bp
Net profit/(loss) from continuing activities	(60.4)	(60.5)	-0.2%

Cdiscount	4th Quarter
€ million	2016	2015	Change
GMV(1)	943.2	883.5	+6.8%
Net sales	584.1	571.3	+2.2%
Gross profit	75.3	69.4	+8.5%
Gross margin(2)	12.9%	12.2%	+74	bp
SG&A(3)	(71.0)	(62.6)	+13.4%
Operating EBIT(4)	4.4	6.9	-36.6%
Operating EBIT margin	0.7%	1.2%	-46	bp
Net profit/(loss) from continuing activities	(18.1)	(27.3)	-33.9%

(1)         GMV: gross merchandise volume. GMV is defined as product sales + other revenues + marketplace business volumes (calculated based on approved and sent orders) + taxes.

(2)         Gross margin: gross profit as a percentage of net sales.

(3)         SG&A: selling, general and administrative expenses.

(4)         Operating EBIT: operating profit/(loss) from ordinary activities.

Annex C - Definitions

Adjusted EPS or Adjusted earnings per share — calculated as adjusted net profit/(loss) divided by the weighted average number of ordinary shares outstanding during the applicable period. See “Non-GAAP Reconciliations” section for additional information.

Adjusted net profit/(loss) — calculated as net profit/(loss) before Other Expenses and the related tax impacts. See “Non-GAAP Reconciliations” section for additional information.

Free cash flow — Net cash from/(used in) operating activities less purchase of property and equipment and intangible assets as presented in the consolidated cash flow statement. See “Non-GAAP Reconciliations” section for additional information.

Gross profit — Gross profit is calculated as net sales less cost of sales. See “Non-GAAP Reconciliations” section for additional information.

Gross margin — Gross profit as a percentage of net sales. See “Non-GAAP Reconciliations” section for additional information.

Gross merchandise volume (GMV) - Gross Merchandise Volume (GMV) is defined as product sales + other revenues + marketplace business volumes (calculated based on approved and sent orders) + taxes.

Marketplace share — Includes marketplace share of www.cdiscount.com in France.

Net Cash / (Net Financial Debt) — calculated as the sum of (i) cash and cash equivalents and (ii) the current account provided by Cnova or its subsidiaries to Casino pursuant to cash pool arrangements, less financial debt. See “Non-GAAP Reconciliations” section for additional information.

Adjusted EBITDA — calculated as operating profit/(loss) from ordinary activities (Operating EBIT) before depreciation and amortization expense and share based payment expenses.  See “Non-GAAP Reconciliations” section for additional information.

Operating profit/(loss) from ordinary activities (Operating EBIT) — calculated as operating profit/(loss) before other expenses (restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets).

Change in Operating Working Capital — calculated as the sum of the changes in inventories of products, trade payables, operating payables, operating receivables and other items of the operating working capital as presented in the Consolidated Cash Flow Statement.

Other expenses — calculated as the sum of restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets.

Cash loss from activities — calculated from entries on the cash flow statement in the following way: net profit/(loss) for the last twelve months, plus depreciation and amortization expense, plus (income)/expenses on share-based payment plans, plus (gains)/losses on disposal of non-current assets and impairment of assets, plus share of (profits)/losses of associates, plus other non-cash items plus financial expense, net, plus current and deferred tax (gains)/expenses, plus income tax paid.

Annex D - Non-GAAP Reconciliations

In addition to disclosing financial results in accordance with International Financial Reporting Standards, or IFRS, this earnings release contains non-GAAP financial measures that Cnova uses as measures of its performance. These non-GAAP measures should be viewed as a supplement to and not a substitute for Cnova’s IFRS measures of performance and financial results in accordance with IFRS and reconciliations from these results should be carefully evaluated.

Restatements, adjustments and reclassifications:

In accordance with IFRS5, all figures have been adjusted as of January 1, 2015, to reflect i) the merger of Cnova Brazil into Via Varejo on October 31, 2016, ii) the sale or closure of Cdiscount Cameroun, Cdiscount Colombia, Cdiscount Côte d’Ivoire, Cdiscount Ecuador, Cdiscount Panama, Cdiscount Sénégal, Cdiscount Thailand and Cdiscount Vietnam, and iii) the sale of the specialty site MonShowRoom. These activities are reported as discontinued.

Adjusted net profit/(loss)

Adjusted earnings per share (Adjusted EPS)

Adjusted net profit/(loss) is calculated as net profit/(loss) before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets and the related tax impacts.

Adjusted net profit/(loss) Cnova is a financial measure used by Cnova’s management and board of directors to evaluate the overall financial performance of the business.  In particular, the exclusion of certain expenses in calculating adjusted net profit/(loss) facilitates the comparison of income on a period-to-period basis.

Adjusted EPS is calculated as adjusted net profit/(loss) divided by the weighted average number of outstanding ordinary shares of Cnova during the applicable period.

The following table reflects the reconciliation of net profit/(loss) attributable to equity holders of Cnova to adjusted net profit/(loss) attributable to equity holders of Cnova and presents the computation of Adjusted EPS for each of the periods indicated.

€ millions	FY 2016	FY 2015	Q4 2016	Q4 2015
Net profit/(loss) for the period attributable to equity holders of Cnova	(69.4)	(87.7)	(19.3)	(38.4)
Excluding:
Restructuring expenses	11.0	11.7	3.3	4.8
Litigation expenses	5.7	3.1	3.4	1.3
Initial public offering expenses	—	3.6	—	(0.2)
Gain/(loss) from disposal of non-current assets	—	0.1	(0.6)	0.1
Asset impairment charges	6.0	14.1	(0.5)	6.1
Income tax effect on above adjustments	—	—	—	—
Minority interest effect on above adjustments	—	(0.1)	—	(0.1)
Adjusted net profit/(loss) for the period attributable to equity holders of Cnova	(46.8)	(55.3)	(13.6)	(26.4)
Weighted average number of ordinary shares	426,486,045	442,617,845	378,090,646	442,617,845
Adjusted EPS (€) from continuing operations	(0.11)	(0.12)	(0.04)	(0.06)

Free cash flow

Free cash flow is calculated as net cash from/(used in) continuing operating activities less capital expenditures (purchases of property, equipment and intangible assets) as presented in our cash flow statement. Free cash flow is a financial measure used by Cnova’s management and board of directors to evaluate the overall financial performance of the business.  In particular, it allows the comparison of operational cash flow after capex on a period-to-period basis.

€ millions	Dec. 31, 2016 (LTM)
Net cash from/(used in) continuing operating activities	21.1
Less purchase of property, equipment & intangible assets	(44.0)
Free cash flow	(22.9)

Gross profit and Gross margin

Gross profit is calculated as net sales less cost of sales. Gross margin is gross profit as a percentage of net sales. Gross profit and gross margin are included in this press release because they are performance measures used by our management and board of directors to determine the commercial performance of our business.

The following tables present a computation of gross profit and gross margin for each of the periods indicated:

€ millions	FY 2016	FY 2015	Q4 2016	Q4 2015
Net sales	1,855.7	1,737.2	584.1	571.3
Less: Cost of sales	(1,600.4)	(1,507.8)	(508.8)	(501.8)
Gross Profit	255.3	229.4	75.3	69.4
Gross margin	13.8%	13.2%	12.9%	12.2%

Net Cash/(Net Financial Debt)

Net cash/(Net financial debt) is calculated as the sum of (i) cash and cash equivalents and (ii) cash pool balances held in arrangements with Casino Group and presented in other current assets, less (iii) current and (iv) non-current financial debt. Net cash/(Net financial debt) is a measure that provides useful information to management and investors to evaluate our cash and cash equivalents and debt levels and our current account position, taking into consideration the cash pool arrangements in place among certain members of the Casino Group, and therefore assists investors and others in understanding our cash position and liquidity.

The following table presents a computation of net cash/(net financial debt) for each of the periods indicated:

€ millions	Dec. 31, 2016	Dec. 31, 2015
Cash and cash equivalents	15.3	400.8
Plus Cash pool balances with Casino presented in other current assets	246.7	—
Less net current financial debt	(83.9)	(132.2)
Less non-current financial debt	—	(14.8)
Net cash/(Net financial debt)	178.1	253.8

Adjusted EBITDA

Adjusted EBITDA is calculated as operating profit/(loss) from ordinary activities (operating EBIT) before depreciation and amortization expense and share based payment expenses. We have provided a reconciliation below of this measure to operating profit/(loss) from ordinary activities (operating EBIT) — see definition above - the most directly comparable GAAP financial measure, for each of the periods indicated.

€ millions	FY 2016	FY 2015	Q4 2016	Q4 2015
Operating profit before restructuring, litigation, gain/(loss) from disposal of non-current assets and impairment of assets	(2.8)	(22.9)	1.3	(2.2)
Excluding: Share based payment expenses	0.1	0.3	—	(0.1)
Excluding: Depreciation and amortization	20.5	20.6	5.3	5.3
Adjusted EBITDA	17.8	(2.0)	6.6	3.1

Cash loss from activities

Cash loss from activities is calculated from entries on the cash flow statement in the following way: net profit/(loss) for the last twelve months, plus depreciation and amortization expense, plus/(income) expenses on share-based payment plans, plus (gains)/losses on disposal of non-current assets and impairment of assets, plus share of (profits)/losses of associates, plus other non-cash items plus financial expense, net, plus current and deferred tax (gains)/expenses, plus income tax paid.

€ millions	Dec. 31, 2016 (LTM)

Net profit/(loss) for the period from continuing activities	(69.4)
Depreciation and amortization expense	20.6
(Income) expenses on share-based payment plans	0.1
(Gains) losses on disposal of non-current assets and impairment of assets	6.1
Share of (profits) losses of associates	—
Other non-cash items	0.5
Financial expense, net	31.0
Current and deferred tax (gains) expenses	12.9
Income tax paid	(2.1)
Cash loss from activities	(0.5)